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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                   ----------

Name: Western Asset/Claymore Inflation-Protected Securities Fund (to be renamed Western Asset/Claymore U.S. Treasury Inflation Protected Securities
Fund)

Address of Principal Business Office:
     117 East Colorado Boulevard
     Pasadena, California 91105

Telephone Number: (626) 844-9400

Name and address of agent for service of process:
     Gregory B. McShea
     c/o Western Asset Management Company
     117 East Colorado Boulevard
     Pasadena, California 91105

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes /X/                    No / /

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                                   SIGNATURES

     A copy of the Agreement and Declaration of Trust of Western Asset/Claymore Inflation-Protected Securities Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Pasadena and the State of California on the 18th day of July, 2003.

                                          WESTERN ASSET/CLAYMORE INFLATION-
                                          PROTECTED SECURITIES FUND


                                          By: /s/ James W. Hirschmann III
                                              ---------------------------
                                                  Name:  James W. Hirschmann III
                                                  Title: President


Attest:  /s/ Gregory B. McShea
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         Name:  Gregory B. McShea
         Title: Secretary

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